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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*


                              Cascade Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.50 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   147195-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Robert J. Davis
                            17530 Little River Drive
                               Bend, Oregon 97707
                                 (541) 593-4045

                                 With copies to:
                           Clarence M. Greenwood, Esq.
                              Black Helterline LLP
                        707 S.W. Washington Street, #1200
                             Portland, Oregon 97205
                                 (503) 224-5560
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 7, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No.                              13D                     Page   of   Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
Susan J. La Tour
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
OO
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
USA
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         100,000
   SHARES     _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH      _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           100,000
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
682,100
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
5.96
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
IN
--------------------------------------------------------------------------------

CUSIP No.                             13D                     Page   of   Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Pierre La Tour, III
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
OO
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     USA
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         6,300
   SHARES     _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH      _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           6,300
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
682,100
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
5.96
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
IN
--------------------------------------------------------------------------------

CUSIP No.                             13D                     Page   of   Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Nicole La Tour
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
OO
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     USA
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         10,000
   SHARES     _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH      _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           10,000
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
682,100
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
5.96
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
IN
--------------------------------------------------------------------------------

CUSIP No.                              13D                     Page   of   Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Pierre La Tour, Jr.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
OO
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
USA
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         4,300
   SHARES     _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH      _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           4,300
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
682,100
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
5.96
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
IN
--------------------------------------------------------------------------------

CUSIP No.                              13D                     Page   of   Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
James R. Davis
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
OO
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
USA
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         400
   SHARES     _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH      _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           400
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
682,100
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
5.96
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
IN
--------------------------------------------------------------------------------

CUSIP No.                              13D                     Page   of   Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
Lora D. Davis
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
OO
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
USA
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         5,000
   SHARES     _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH      _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           5,000
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
682,100
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
5.96
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
IN
--------------------------------------------------------------------------------

CUSIP No.                              13D                     Page   of   Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
Robert J. Davis
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
OO
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
USA
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         461,040
   SHARES     _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH      _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           461,040
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
682,100
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
5.96
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
IN
--------------------------------------------------------------------------------

CUSIP No.                              13D                     Page   of   Pages

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
Sally S. Davis
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
OO
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
USA
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         95,060
   SHARES     _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH      _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           95,060
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
682,100
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
5.96
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
IN
--------------------------------------------------------------------------------

CUSIP No.                              13D                   Page    of    Pages

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

Cascade Corporation Common Stock, $0.50 par value.
--------------------------------------------------------------------------------
Item 2.  Identity and Background.

         Pursuant to Rule 13d-1(k)(1) of Regulation 13D under the Securities Exchange Act of 1934, as amended ("Act"), the undersigned individuals, Susan J. La Tour, Pierre La Tour, III, Nicole La Tour, Pierre La Tour, Jr., James R. Davis, Lora D. Davis, Robert J. Davis and Sally S. Davis (collectively, "Reporting Persons") are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act.

         As further described below, the Reporting Persons are members of a family which acquired their shares through gift or devise from Jefferson J. Davis, one of the founders of Cascade Corporation ("Cascade"). On September 7, 2000, the Reporting Persons entered into an oral agreement to vote their shares of Cascade as directed by one of the Reporting Persons, Robert J. Davis.

         The Reporting Persons may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Act. Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "person" or "group" for any purpose. Pursuant to Rule 13(d)-1(k)(2) under the Act, the Reporting Persons are filing this Schedule 13D on their own behalf and not on behalf of any other person. Attached hereto as Exhibit 1 is the statement made pursuant to Rule 13(d)-1(k)(1)(iii) of the Act.

(a) - (c), (f)

         Susan J. La Tour, Artist, 50 Indian Trail, West Chatham , MA 02669,
                U.S. citizen.
         Pierre La Tour, III, Deputy District Attorney, 218 S. Bonsall St.,
                Philadelphia, PA. 19103, U.S. citizen.
         Nicole La Tour, Student, 318 West 18th, #2C, New York, NY 10011, U.S.
                citizen.
         Pierre La Tour, Jr., Writer, 50 Indian Trail, West Chatham, MA 02669,
                U.S. citizen.
         James R. Davis, Auto sales, P.O. Box 99662, San Diego, CA 92169, U.S.
                citizen.
         Lora D. Davis, Homemaker, 17530 Little River Dr., Bend, OR 97707, U.S.
                citizen.
         Robert J. Davis, Retired, 17530 Little River Dr., Bend, OR 97707, U.S.
                citizen.
         Sally S. Davis, Homemaker, 3636 S.W. 60th Place, Portland, OR 97221,
               U.S. citizen.

(d) - (e)

         No Reporting person has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

         Most of the shares held by the members of the group were acquired by gift or devise from Jefferson J. Davis. Mr. Jefferson J. Davis originally acquired the shares from Cascade Corporation in transactions that were not public offerings.

         Susan J. La Tour acquired shares by gift and/or devise from Jefferson
               J. Davis.
         Pierre La Tour, III  acquired shares by gift and/or devise from
               Jefferson J. Davis.
         Nicole La Tour  acquired shares by gift and/or devise from Jefferson J.
               Davis.
         Pierre La Tour, Jr. acquired shares by gift and/or devise from
               Jefferson J. Davis.
         James R. Davis acquired shares by gift and/or devise from Jefferson J.
               Davis.
         Lora D. Davis acquired shares by gift and/or devise from Jefferson J.
               Davis.
         Robert J. Davis acquired shares by gift and/or devise from Jefferson J.
               Davis. Of the 682,100 shares beneficially owned by Robert J. Davis, and 47,040 shares are owned directly by him. The trusts (and number of shares held by each) are as follows: J.J. Davis Trust (19,000); J.J. Davis Trust (354,000); J.J. Davis Trust (13,000); Jefferson B. Davis Trust (8,000); Christine S. Davis Trust (20,000).
         Sally S. Davis acquired shares by gift and/or devise or from Jefferson
               J. Davis.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

         The Reporting Persons are members of a family who entered into an oral agreement on or about September 7, 2000 whereby the Reporting Persons agreed to vote as directed by Robert J. Davis. By voting as a group, the Reporting Persons may attempt to affect (i) approval of an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (ii) approval sale or transfer of a material amount of assets of the issuer, (iii) change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board,
(iv) change the present capitalization or dividend policy, or (v) change the charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person. The Reporting Persons have no specific plans with respect to any of the above items at this time.
--------------------------------------------------------------------------------
Item 5. Interest in Securities of the Issuer.

         Each of the calculations in this Item 5 is based on 11,439,890 shares of Common Stock as reported in Cascade's most recent form 10-Q.

         (a) Pursuant to Rule 13(d)-3 of the Act, each of the Reporting Persons, may be deemed to be the beneficial owner of 682,100 shares of Common Stock, which constitutes approximately 5.96 % of the outstanding shares of Common Stock. Of the 682,100 shares of Common Stock, 100,000 shares are owned by Susan
J. La Tour, 6,300 shares are owned by Pierre La Tour, III, 10,000 shares are owned by Nicole La Tour, 4,300 shares are owned by Pierre La Tour, Jr., 400 shares are owned by James R. Davis, 5,000 shares are owned by Lora D. Davis, 461,040 shares are owned by Robert J. Davis and 95,060 shares are owned by Sally
S. Davis. Of the 682,100 shares owned by Robert J. Davis, 47,040 shares are owned directly by him and 414,000 shares are beneficially owned by him by virtue of his acting as executor of various trusts. The trusts (and number of shares held by each) are as follows: J.J. Davis Trust (19,000); J.J. Davis Trust (354,000); J.J. Davis Trust (13,000); Jefferson B. Davis Trust (8,000); Christine S. Davis Trust (20,000). Each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock held by each other Reporting Person.

         (b) Each of the Reporting Persons has sole voting and dispositive power with respect to the shares owned.

         (c) To the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) to this Item 5 has effected any transactions in Common Stock during the past 60 days.

         (d) No person (other than the reporting Persons and the respective beneficiaries as to shares held by Robert J. Davis' family trusts) has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of Cascade beneficially owned by the Reporting Persons as described above.

         (e)  Not applicable.
--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Reporting Persons are eight members of a family. The family members have orally agreed to vote as directed by James R. Davis. See Item 4 for additional details regarding the understandings among the Reporting Persons.
--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

         Exhibit 1. Sworn Statement made pursuant to Rule 13(d)-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under te Securities Exchange Act of 1934, as amended.
--------------------------------------------------------------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ SUSAN J. LA TOUR
------------------------------------
Susan J. La Tour

/s/ PIERRE LA TOUR, III
------------------------------------
Pierre La Tour, III

/s/ NICOLE LA TOUR
------------------------------------
Nicole La Tour

/s/ PIERRE LA TOUR, JR.
------------------------------------
Pierre La Tour, Jr.

/s/ JAMES R. DAVIS
------------------------------------
James R. Davis

/s/ LORA D. DAVIS
------------------------------------
Lora D. Davis

/s/ ROBERT J. DAVIS
------------------------------------
Robert J. Davis

/s/ SALLY S. DAVIS
------------------------------------
Sally S. Davis

                                                                       Exhibit 1

         Pursuant to Rule 13(d)-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under te Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them.

Dated September 7, 2000.

/s/ SUSAN J. LA TOUR
------------------------------------
Susan J. La Tour

/s/ PIERRE LA TOUR, III
------------------------------------
Pierre La Tour, III

/s/ NICOLE LA TOUR
------------------------------------
Nicole La Tour

/s/ PIERRE LA TOUR, JR.
------------------------------------
Pierre La Tour, Jr.

/s/ JAMES R. DAVIS
------------------------------------
James R. Davis

/s/ LORA D. DAVIS
------------------------------------
Lora D. Davis

/s/ ROBERT J. DAVIS
------------------------------------
Robert J. Davis

/s/ SALLY S. DAVIS
------------------------------------
Sally S. Davis

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).